SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 001-14469-01

SPG REALTY CONSULTANTS, INC.
(Exact name of registrant as specified in its charter)

National City Center
115 West Washington Street, Suite 15 East
Indianapolis, Indiana 46204
(317) 636-1600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.0001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a)(1)(i)	☐	Rule 12h-3 (b)(1)(ii)	☐
Rule 12g-4 (a)(1)(ii)	☐	Rule 12h-3 (b)(2)(i)	☐
Rule 12g-4 (a)(2)(i)	☐	Rule 12h-3 (b)(2)(ii)	☐
Rule 12g-4 (a)(2)(ii)	☐	Rule 15d-6	☒
Rule 12h-3 (b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date: 0

        Pursuant to the requirements of the Securities Exchange Act of 1934, Simon Property Group, Inc., a Delaware corporation and successor by merger to SPG Realty Consultants, Inc., a Delaware corporation, has caused this certification/notice to be signed and filed on behalf of SPG Realty Consultants, Inc., or its successor, by the undersigned duly authorized person. On December 31, 2002, SPG Realty Consultants, Inc. was merged into Simon Property Group, Inc.

Dated: January 2, 2003

SIMON PROPERTY GROUP, INC. (as successor by merger to SPG Realty Consultants, Inc.)
By:	/s/ DAVID SIMON
	Name:	David Simon
	Title:	Chief Executive Officer